UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                            FOR THE TRANSITION PERIOD

Beginning   November 8, 2000       and Ending          December 31, 2000
           ------------------                         -------------------



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                       KEYSPAN ENGINEERING & SURVEY, INC.
                       -----------------------------------
                        (Exact Name of Reporting Company)



                          A Subsidiary Service Company
                     ---------------------------------------
                           ("Mutual" or "Subsidiary")

Date of Incorporation       July 9, 1931
                           --------------

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized       New York
                                                                   ------------

Location of Principal Executive Offices of Reporting Company     Hicksville, NY
                                                               -----------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

           Ronald S. Jendras VP, Controller and Chief Acctg. Officer
          ------------------------------------------------------------
       (Name)                                    (Title)

                     1 Metrotech Center, Brooklyn, NY 11201
                    -----------------------------------------
                                    (Address)
Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                               KEYSPAN CORPORATION
                              --------------------







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                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System or Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.





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Consistent with KeySpan Corporation's ("KeySpan") Application/Declaration on
Form U-1 (File No. 70-09699), the Commission authorized the approval of certain interim measures relating to the implementation of the service company system for the intrasystem provision of goods and services until January 1, 2001. The Commission authorized a transition period beginning November 8, 2000 and ending December 31, 2000, at which time KeySpan was to fully implement its service company plan.

At the time of KeySpan's Application, it was contemplating the acquisition of KeySpan Engineering & Survey, Inc. ("KENG"), a "grandfathered" engineering or survey company under Title VIII, Article 45 of the New York Education Law, as a third service company, in order to provide general engineering services to all of the companies within the KeySpan system.

KENG was acquired by KeySpan on November 17, 2000. However, KENG was not integrated into the KeySpan system and did not become operational until January 1, 2001. Therefore, the abbreviated information, such as the Balance Sheet and Statement of Income which are being provided for KeySpan's other service companies, KeySpan Corporate Services LLC and KeySpan Utility Services LLC is not available for KENG.





                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                  --------------------------------------------

                                                                   Page
Description of Reports or Statements                               Number
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Organization Chart                                                    4




















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               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                  ORGANIZATION CHART (AS OF DECEMBER 31, 2000)



Chief Executive Officer - Engineering

Chief Executive Officer - Surveying

Vice President, Controller and Chief Accounting Officer

Secretary

Treasurer




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               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                             KEYSPAN ENGINEERING & SURVEY, INC.
                             ----------------------------------
                               (Name of Reporting Company)




                             By: /s/ Ronald S. Jendras
                             -------------------------
                             (Signature of Signing Officer)

                             Ronald S. Jendras
                             Vice President, Controller and Chief Acctg. Officer
                             ---------------------------------------------------
                             (Printed Name & Title of Signing Officer)

                             Date: April 30, 2001










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